DRSLTR Submission/Correspondence Relating to Revised Draft Registration Statement

O’Melveny & Myers LLP Two Embarcadero Center 28th Floor	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0625190-00004
San Francisco, CA 94111-3823

April 17, 2020

Confidential

Ms. Tara Harkins

Ms. Jeanne Baker

Mr. David Lin, Esq.

Mr. Michael Clampitt, Esq.

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Harkins, Ms. Baker, Mr. Lin and Mr. Clampitt:

Nkarta, Inc. (CIK No. 0001787400)

Response to the Staff’s Comments on the Draft Registration Statement on Form S-1

Confidentially Submitted on February 28, 2020

On behalf of our client, Nkarta, Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 23, 2020 regarding the Company’s draft registration statement on Form S-1 confidentially submitted via EDGAR to the Commission on February 28, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Century City ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note that your pipeline tables on pages 3 and 83 include two programs that are in preclinical discovery. We also note that you discuss these programs very briefly in the prospectus and have not provided any milestones for the NK+T discovery program. Please provide us your analysis as to why you believe these programs are material enough to be included in your pipeline table. Also please revise your pipeline tables to include a column for each of Phases 1, 2, and 3.

The Company has revised its disclosure on pages 3, 89, and 101 in response to the Staff’s comment.

The Company respectfully informs the Staff that it believes that including the two current preclinical discovery programs in the pipeline table provides investors with meaningful information about the broad scope of the Company’s current and future development focus areas. While it is difficult to predict the potential future materiality of any single development program given the nature of drug development, the Company believes providing investors with a view on the number and types of programs the Company is evaluating is important for investors to understand. The Company has included discussion of these programs in the discussion of its strategy, and has revised the disclosure on page 64 to add the percentage of the proceeds from the offering that the Company expects to use to fund these preclinical discovery programs in response to the Staff’s comment. In addition, the Company has revised its disclosure on pages 3, 89, and 101 to highlight that the table presents a summary of its current “Discovery Programs” and not a traditional “pipeline” table limited to clinical programs, to further distinguish for investors the nature of the development programs summarized. The Company further advises the Staff that the disclosure throughout the prospectus makes clear to investors the distinction between its clinical and preclinical programs as well as the current state of such clinical and preclinical programs.

Use of Proceeds, page 64

2.

Refer to the fourth bullet point on page 62. Please specify how far in the development of each of your “other pipeline candidates” you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

The Company has revised its disclosure on page 64 in response to the Staff’s comment.

Management’s Discussion and Analysis

Research and Development Expenses, page 74

3.

You disclosed multiple drug candidates with multiple indications and that research and development is a significant aspect of your business. Please expand to provide more detail for your research and development expenses during each period presented, including but not limited to, by drug candidates and/or by indications, as well as by the nature of the expenses.

The Company respectfully informs the Staff that it has not historically separately tracked research and development expenses by program, but notes that research and development expenses through the years ended December 31, 2018 and 2019 have been primarily directed towards the preclinical development of the Company’s most advanced program, NKX101. The Company typically has various early stage research and drug discovery projects underway at any given time, and internal resources, employees and infrastructure are not directly tied to any one research or drug discovery project and are typically deployed across multiple projects. As such, the Company does not maintain information regarding such costs incurred for its early stage research and drug discovery programs on a project-specific basis. The Company has revised its disclosures on page 74 to provide more detail regarding research and development expenses, including to indicate that research and development expenses through the years ended December 31, 2018 and 2019 related primarily to NKX101 and to indicate that the Company has not historically tracked research and development expenses by program.

Critical Accounting Policies and Significant Judgments and Estimates, page 77

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since January 1, 2019 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company will provide supplemental information in response to the Staff’s comment once it has an estimated offering price or range.

Business, page 82

5.

Please revise to identify the published research to which you refer throughout this section. As examples only, we note your reference to a “recent academic publication” in the penultimate paragraph on page 82 and other published clinical trial results at the bottom of pages 87 and 88.

The Company has revised its disclosure on pages 63 and 88 in response to the Staff’s comment.

NKX101 for Blood Cancers, page 97

6.

We note your disclosure that in 2019, you “held a formal pre-IND meeting with the FDA, and [your] current clinical plans are based on agreement and discussion from this meeting.” Please summarize the nature of the discussions, relevant feedback from the FDA and other material information that was communicated among the parties.

The Company has revised its disclosure on page 103 in response to the Staff’s comment.

Manufacturing, page 102

7.

We note your disclosure on page 103 that you are constructing a 2,700 square feet cGMP facility within your primary corporate location in South San Francisco, California. Please revise to disclose the current status thereof and estimated costs to complete the same.

The Company has revised its disclosure on pages 2, 89, 90, and 109 in response to the Staff’s comment.

Patents, Trademarks and Proprietary Technology, page 103

8.

Please revise to disclose in greater detail your material patents or patent applications, including any patents or patent applications relating to your NK cell engineering platform and your product candidates. For each such material patent or patent application, please disclose (1) whether the patents relate to your NK cell engineering platform or the specific product(s) to which such patents or patent applications relate (e.g., NKX101, NKX019, etc.); (2) whether the patents are owned or licensed from National University Singapore and St. Jude or other third parties; (3) the type of patent protection; (4) patent expiration dates and expected expiration dates for patent applications; and (5) the jurisdictions where such patents were issued and such patent applications are pending.

The Company has revised its disclosure on pages 109 and 110 in response to the Staff’s comment.

Competition, page 118

9.

We note your disclosure that your competitors may obtain FDA or other regulatory approval for their products more rapidly than you do. To the extent known, please disclose the stage of development of competing product candidates.

The Company has revised its disclosure on page 124 in response to the Staff’s comment.

Description of Capital Stock

Forum Selection Clause, page 146

10.

Your disclosure on page 146 and related risk factor disclosure on pages 57 - 58 state that your certificate of incorporation and bylaws include a provision designating a state court located within the State of Delaware as the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise to disclose whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision. Also ensure that the exclusive forum provision in your certificate of incorporation and bylaws clarifies its applicability. We may have further comments based on your revisions.

The Company has revised its disclosure on pages 60 and 153 in response to the Staff’s comment.

Index to Financial Statements, page F-1

11.	Please update your financial statements as required under Rule 3-12 of Regulation S-X.

The Company has included audited financial statements for the year ended December 31, 2019 as required under Rule 3-12 of Regulation S-X.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it has not used, and is not aware of any other party’s use, of written communications, as defined in Rule 405 under the Securities Act, presented in reliance on Section 5(d) of the Securities Act to date in connection with its proposed initial public offering. The Company will supplementally provide the Staff with copies of any such written communications that it uses in connection with its proposed initial public offering.

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If you have any questions regarding the Revised Draft Registration Statement, please contact Eric Sibbitt by telephone at 415-984-8777 or via e-mail at esibbitt@omm.com, Sydney Ryan, by telephone at 415-984-8908 or via email at sryan@omm.com, or Frances D. Schulz, the audit engagement partner at Ernst & Young LLP, by telephone at 650-802-4510 or via email at fran.schulz@ey.com. Ernst & Young LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Eric Sibbitt

Enclosures

cc: Paul Hastings, President and Chief Executive Officer of the Company

Dr. Matthew Plunkett, Chief Financial Officer of the Company

Sydney Ryan, Esq., Associate, O’Melveny & Myers LLP

Frances D. Schulz, Partner, Ernst & Young LLP

Chris Forrester, Esq., Partner, Shearman & Sterling LLP